UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Levi Strauss & Co.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

52736R102

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	52736R102

1	Names of Reporting Persons Alison F. Geballe I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,229,651.9 (See Item 4(a)(i) below*)
	6	Shared Voting Power 3,798,200 (See Item 4(a)(ii) below*)
	7	Sole Dispositive Power 3,229,651.9 (See Item 4(a)(i) below*)
	8	Shared Dispositive Power 3,798,200 (See Item 4(a)(ii) below*)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,027,851.9 (See Item 4(a) below*)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.3% (See Item 4(b) below*)
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: Levi Strauss & Co. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: 1155 Battery Street, San Francisco, CA 94111

Item 2.

(a)	Name of Person Filing: Alison F. Geballe

(b)	Address of Principal Business Office or, if None, Residence: The address of Reporting Person is: c/o Eucalyptus Associates, 567 Ruger Street, San Francisco, CA 94129

(c)	Citizenship: United States

(d)	Title and Class of Securities: Class A Common Stock, $0.001 par value per share

(e)	CUSIP No.: 52736R102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 7,027,851.9

(i) As of December 31, 2022, the following shares were held of record by trusts for which Ms. Geballe serves as sole trustee: 2,887,400 shares of Class B Common Stock were held of record by the Alison F. Geballe Revocable Trust dated 12/19/2008; 56.955 shares of Class A Common Stock and 224,139 shares of Class B Common Stock were held of record by the Geballe Grandchildrens’ Trust dated 9/5/1989; 38,285 shares of Class B Common Stock were held of record by a trust dated 8/4/1991; and 56.955 shares of Class A Common Stock and 79,714 shares of Class B Common Stock were held of record by a trust dated 12/27/1996. Ms. Geballe holds sole voting and dispositive power, in her capacity as trustee, of the shares of Class A and Class B Common Stock referred to in this paragraph (a)(i). Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

(ii) As of December 31, 2022, 3,798,200 shares of Class B Common Stock were held of record by the Theodore H. Geballe Administrative Trust, for which Ms. Geballe serves as a co-trustee. In her capacity as a co-trustee, Ms. Geballe shares voting and dispositive power of the shares of Class B Common Stock referred to in this paragraph (a)(ii). Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting, conversion and transfer. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes.

The shares described include shares that Ms. Geballe beneficially owns directly and shares that she may be deemed to beneficially own indirectly through (1) trusts of which she is trustee and (2) trusts of which she is a trustee for the benefit of others and for which she has voting and investment power, but in which she has no pecuniary interest.

(b)	Percent of Class:

7.3%

Based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 96,520,654 shares of Class A Common Stock outstanding as of January 19, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the annual period ended November 27, 2022, filed with the Securities and Exchange Commission on January 25, 2023 (the “Form 10-K”); and (ii) 113.9 shares of Class A Common Stock and 7,027,738 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in Item 4(a) above are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,229,651.9 (See Item 4(a)(i) above*)

(ii)	Shared power to vote or to direct the vote: 3,798,200 (See Item 4(a)(ii) above*)

(iii)	Sole power to dispose or to direct the disposition of: 3,229,651.9 (See Item 4(a)(i) above*)

(iv)	Shared power to dispose or to direct the disposition of: 3,798,200 (See Item 4(a)(ii) above*)

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable.

Item 8.	Identification and classification of members of the group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2023

/s/ Alison F. Geballe
Alison F. Geballe

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